February 27, 2006

Mr. Nili Shah
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D. C. 20549-7010

Re:      Taylor Devices, Inc. (Taylor)
            File Number 000-03498
            Form 10-KSB for the year ended May 31, 2005 and
            Forms 10-QSB for the interim quarters ended August 31,
            and November 30, 2005

Dear Mr. Shah:

The following is our response to the comment letter we received from you, dated January 27, 2006, regarding the above referenced matter.

Item 1. Description of Business, Principal Products

1.     Principal Products

Comment:
Please tell us and disclose, in future filings, the factors used to determine that you have one reportable segment as required in paragraph 26 of SFAS 131. We further note your disclosure of six major product lines and your disclosure regarding sales representatives and distributors in the United States, Canada and other foreign countries.  In future filings, please disclose your revenue for each product or each group of similar products as required in paragraph 37 of SFAS No. 131 and your revenue and long-lived assets by geographic area in accordance with paragraph 38 of SFAS No. 131

Response:
In future filings, Taylor will incorporate the following factors used to determine that only one reportable segment exists, as required by paragraph 26 of SFAS 131:

The sole operating segment manufactures and sells tension control, energy storage and shock absorption devices for use in various types of machinery, equipment and structures.  The devices are manufactured in one plant; the products are tailored to customer needs.

In conjunction with the enhanced description above, it will be clear in future filings that all revenues are derived from similar products and services, and the requirements in paragraph 37 of SFAS 131 will be complied with.

In future filings, Taylor will comply with the reporting requirements of paragraph 38 of SFAS 131, and will present revenue and long-lived assets by geographic region accordingly.  Taylor's long-lived assets currently only exist in the U.S.

2.    Terms of Sale

Comment:
Your disclosure in the Business section refers to consignment sales. Tell us whether or not you have inventory out on consignment.  If so, tell us how you are accounting for consignment sales and how you considered Question 2 of SAB Topic 13:A:2.

Response:
We have no inventory out on consignment and no consignment sales.

Item 6. Management's Discussion and Analysis or Plan of Operation

3.      Results of Operations for the year ended May 31, 2005

Comment:
We note your results of operations section merely reiterates what is presented on your income statement.  In future filings, expand your discussion of the results of your operations, specifically sales and cost of sales, to identify and quantify to the extent possible, the reasons for the decrease in sales and cost of sales year over year.  For example, your disclosure should address why revenues for long-term construction projects dropped 25% during fiscal 2005. Refer to Release No. 33 8350: Interpretation - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Response:
In future filings we will expand our discussion of the results of our operations, specifically sales and cost of sales, to identify and quantify to the extent possible, the reasons for any significant change in sales and cost of sales year over year.

4.     Comment:

We note you recorded income of $62,000 during fiscal 2004 related to proceeds from the life insurance policy of the Company's founder.   Tell us the nature of and your accounting for this transaction. Cite the authoritative guidance that supports your accounting.

Response:
During Fiscal 2004, Taylor received life insurance death proceeds in excess of recorded cash surrender value of life insurance at the date of death of Paul Taylor, former president of Taylor.  Accordingly, a gain of $62,000 was recognized for this settlement.  There is no specific authoritative guidance known for this particular transaction.

Capital Resources, Line of Credit and Long-Term Debt,

5.    Inventory and Maintenance Inventory

Comment:
We note that you have an inventory valuation allowance recorded at each balance sheet date. Expand Management's Discussion and Analysis to identify the nature of the inventory for which you have recorded a reserve and why your allowance for potential inventory obsolescence decreased 52% for the year ended May 31, 2005. In this regard, the decrease in your inventory allowance account appears inconsistent with the increase in your inventory balance and decrease in sales over the same period.

Response:
The types of inventory for which we have recorded an inventory valuation allowance includes older inventory that the Company is required to maintain for service of products sold, items that are generally subject to spontaneous ordering, items that had been procured for projects that shipped in prior years that went unused and remain available for application on some future project, and items that we have an excess supply based on our recent historical usage.

The allowance for inventory obsolescence increased by seven percent during fiscal 2005 to $1,148,000, up from $1,087,000 as of May 31, 2004.  During the year, the Company reworks slow-moving inventory, where applicable, to convert it to product to be used on customer orders.  Some inventory is disposed of during the year.

6.    Critical Accounting Policies

Comment:
In future filings, please identify and disclose all of your critical accounting policies and estimates that are critical to your consolidated financial statements. Your disclosure should include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management.  See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov.

Response:
In future filings we will identify and disclose all of our critical accounting policies and estimates that are critical to our consolidated financial statements.

7.    Off Balance Sheet Arrangements

Comment:
Tell us whether or not you have any off-balance sheet arrangements including, but not limited to, any guarantees, derivatives, retained interests, and variable interests that you believe are reasonably likely to have a material effect. To the extent you have these arrangements, your disclosure should discuss the business purpose for using the off balance sheet arrangement, the risks transferred and retained as a result of this arrangement. Please consider providing cross references to information in your footnotes and MD&A as applicable in your future filings.

Response:
We have no off-balance sheet arrangements of any kind.

8.    Consolidated Balance Sheets

Comment:
With regards to you costs and estimated earnings in excess of billings balance, tell us the following:

  Provide a roll-forward of this account for the fiscal year 2005 and subsequent interim periods;
  Explain why this balance has increased over the prior year when your discussion in the results of operations for the year ended May 31, 2005 indicates that revenues for long-term construction projects dropped by 25% from the prior year and commission expense was higher in the prior year due to higher commission rates on large, long-term construction projects in production at that time;
  Tell us how much of this balance relates to costs and how your accounting for these costs complies with paragraphs 69-72 of SOP 81-1. Further explain any significant changes in the amount of costs recorded during fiscal 2005 and any subsequent interim period; and
  Tell us the amount in this balance that was billed subsequent to year-end.

Response:

Costs and estimated earnings in excess of billings
Roll Forward
May 2004 through November 2005
		Billed to Customer	Revenue Recorded	Billings in Excess of Costs & Estimated Earnings	Costs and Estimated Earnings in Excess of Billings
Year ended	5/31/2004		7,264,999	-	1,538,000
Year ended	5/31/2005	(5,647,314)	5,478,482	288,003	1,657,171
Quarter ended	8/31/2005	(1,340,343)	1,886,987	(288,003)	1,915,812
Quarter ended	11/30/2005	(2,391,153)	2,027,826	268,539	1,821,025

  While there was 25% more revenue from long-term construction projects in fiscal year 2004 than there was in 2005, there were less than ten projects in progress as of the end of fiscal 2004.  There were several other projects that had been completed prior to the end of the 2004 fiscal year.  In the aggregate, those projects in progress at year end were approximately two-thirds complete.  At this later stage of completion, more progress billing to some of the customers was permitted.  The combination of only seven projects open as of the end of fiscal 2004, and the amount of progress billings permitted on those projects as of that time resulted in a low balance in the Costs and Estimated Earnings in Excess of Billings account.  As of the end of fiscal 2005, there were slightly more than twice as many projects in progress as at the prior year end.  In the aggregate, these projects, too, were almost two-thirds complete and many of them had progress billings.  The amount of revenue that passes through the Costs and Estimated Earnings in Excess of Billings account may not have much effect on the balance in the account at any particular balance sheet date.  The stage of completion of the projects in progress at the balance sheet date along with the values of the projects in progress and the amount of progress billings permitted under the various contracts combine to determine the balance in the account at any particular balance sheet date.

  As of May 31, 2005, the balance in this account is comprised of the following components:

Costs	$ 1,794,749
Estimated earnings	1,290,755
Less: Billings to customers	1,428,333
Balance	$ 1,657,171

In accordance with paragraphs 69-72 of SOP 81-1, Costs includes all direct costs such as material, direct labor and subcontracting costs.  Costs also includes indirect costs such as manufacturing overhead costs allocated based on direct labor costs and material handling overhead costs allocated based on material costs.  All selling, general and administrative costs are excluded from the contract costs.

As a percentage of the revenue recorded on the projects in progress included in this account, costs remained relatively constant in subsequent interim periods.

  $1,825,000 was billed on these projects in progress subsequent to year end.

9.    Note 9 Long-Term Debt

Comment:
Your disclosure states that your notes are subject to restrictive covenants, however, you do not make an affirmative statement regarding the compliance with the terms of the covenants. In future filings, please note that all material covenants related to outstanding debt should be discussed and analyzed. Refer to FRR No. 72 - 501.13.

Response:
The Company is in compliance with the restrictive covenants related to long-term debt as of May 31, 2005.  In future filings we will include a statement addressing the Company's status as to compliance with restrictive covenants related to long-term debt.  They will be further discussed and analyzed as necessary.

10.    Note 11 Income taxes

Comment:
We note that you report a deferred tax asset of $639,500 at May 31,2005. Provide us supplementally with your analysis to substantiate your belief that it is more likely than not that your deferred tax asset would be recoverable at May 31,2005. Your analysis should address all positive and negative factors considered and assumptions made in making this assessment.

Response:
Taylor has deferred tax assets totaling $639,500 at May 31, 2005.  Management believes it is more likely than not that the assets will be recoverable, and has recognized the tax-effected amounts on the balance sheet pursuant to SFAS 109:

Deferred tax assets totaling $222,900 related to allowance for doubtful accounts, tax inventory adjustment, accrued vacation, warranty reserve, accrued losses on long-term contracts, and the FMV of stock options in excess of cost are all deemed to reverse and be realized in the subsequent year.  This expectation is consistent with the natural turnover of the related current asset or current liability.

Taylor has inventory obsolescence reserves at May 31, 2005 totaling $1,148,000, which give rise to deferred tax asset estimates of $416,600.  In this regard, management has recently instituted an inventory reduction plan to either use or dispose of slow moving or obsolete inventory in the near term.  As a result, management believes all reserved-for inventory will be used or disposed of through proper management within the next five to ten years.  During the estimated reversal period, it is also projected (consistent with actual prior year net income trends) that Taylor will have sufficient taxable income to be able to take advantage of the full tax benefits during the reversal period.

11.     Item 8A. Controls and Procedures

Comment:
We note that your certifying officers disclose their conclusions as to the adequacy of your disclosure controls and procedures. In this regard it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness (not adequacy) of your disclosure controls and procedures as of the end of the period covered by the report. See also paragraph 4(b) of Exhibits 31.1 and 31.2. Supplementally, confirm, if true, the conclusions of management that the disclosures controls and procedures are effective for the periods covered by the Form 10-KSB and subsequent Form 10-QSB's.

Response:
The Company's principal executive officer and principal financial officer have evaluated the Company's disclosure controls and procedures as of May 31, 2005, August 31, 2005 and November 30, 2005 and have concluded that as of the evaluation dates, the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to the officers by others within the Company.

12.    Tayco Developments, Inc. "Developments"

Comment:
We note your disclosure in Item 1 Description of Business, under Patents, Trademarks and Licenses that you and Tayco Developments ("Developments"),"share common management and a close business relationship." We further note other arrangements with Developments including manufacturing research activities, your issuance of an unsecured promissory note payable to Developments, the lease for office and laboratory facilities and the equity investments that you each own in each other. Tell us how you considered FIN46R with regards to your investment in Developments, specifically addressing how you determined that Developments is not a Variable Interest Entity requiring consolidation within your financial statements.

Response:
Tayco Developments, Inc. is a patent holding company engaged in research, development and licensing services for use in the manufacturing operations of Taylor.  Developments' revenues for 2005 totaled $422,000, all of which was generated through expense activity with Taylor, a 23% common stockholder of Developments.  Taylor accounts for Developments on the equity method of accounting, and included an asset of $452,000 on its balance sheet as of May 31, 2005 for its investment in affiliate.

The following summarizes Taylor's primary considerations of FIN 46R with regards to its investment in Developments, and how it was determined that Developments is not a Variable Interest Entity requiring consolidation within Taylor's financial statements:

Pursuant to Paragraph 5 of FIN 46R, "...An entity shall be subject to consolidation according to the provisions of this interpretation if by design, the conditions of a, b, or c exist".  Accordingly, the following summarizes why management considered none of the conditions to exist:

a.    Developments was established in 1955 concurrently with Taylor, and required no debt financing to begin operations.  Furthermore, Developments has net assets of over $3,500,000 at May 31, 2005 (including cash of $358,000), and the only liabilities that exist are accounts payable totaling $20,000.  Accordingly, it was determined that the total equity investment at risk is sufficient to permit Developments to finance its operations without additional financial support provided by any parties, including the equity holders.

b.    Developments is a c-corporation with only a single class of common stock.  While Developments shares certain management and other functions with Taylor, its stockholders are not necessarily consistent with Taylor's.  Accordingly, Taylor's 23% stock ownership interest is an accurate portrayal in relation to other stockholders.  All stockholders have proportionate voting rights, the same responsibility to absorb expected losses, and the same rights to receive expected residual returns of Developments.

c.    The concepts for b. above also apply to this item.

Notwithstanding the above, a comparison of the current financial statement presentation to pro forma consolidated financial statements (as if Developments was consolidated as a Variable Interest Entity) identified that the current version would not differ materially from a consolidated presentation. In fact, net working capital of Taylor would improve by $348,000, net assets would improve by approximately $200,000, and the debt to equity ratio would be better.

Form 10-QSB for quarters ended August 31, 2005 and November 30, 2005

13.    Notes to Condensed Consolidated Financial Statements

Comment:
In future filings, expand your notes to your consolidated financial statements to include updated changes and amounts that have occurred since your most recent audited financial statements. Refer to Item 310(b)(2)(i) of Regulation S-B.

Response:
In future Form 10-QSB filings, Taylor's notes to consolidated financial statements will include updated changes and amounts that have occurred since the most recent audited financial statements.  Item 310(b)(2)(i) of Regulation S-B will be considered.

The Company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments please feel free to contact the undersigned at (716) 694-1124.

Sincerely,
TAYLOR DEVICES, INC.

/s/ Mark V. McDonough
Mark V. McDonough
Chief Financial Officer